United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:    First Financial Corp /IN/
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 9, 2022
Form 10-Q for the Quarterly Period Ended March 31, 2022
Filed May 4, 2022
File No. 000-16759

To Whom It May Concern:

We received the SEC comment letter, dated May 24, 2022. Included below are our responses and fulfillment of requested items.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates, page 32

1.See the proposed revised disclosure to be included in future filings in #1 below.

Comparison and Discussion of 2021 Balance Sheet to 2020
Allowance for Credit Losses, page 38

2.We will expand the discussion in future filings.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 7. Allowance for Credit Losses, page 69

3.Management has determined this amount to be immaterial to the financial statements for all periods disclosed. We will continue to analyze this data for materiality in future periods.

Form 10-Q for the period ended March 31, 2022
Management’s Discussion and Analysis of Financial Condition and Results of Operations and
Quantitative and Qualitative Disclosures, page 32

4.See the proposed revised disclosure to be included in future filings in #4 below.
5.We will revise this disclosure in future filings to be more specific in regards to month and year of receipt. Due to confidentiality agreements, legal counsel has advised against the disclosure of any additional details regarding the legal settlement.

#1

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as disclosures found elsewhere in this report are based upon First Financial Corporation's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Corporation to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses, securities valuation and goodwill. Actual results could differ from those estimates.

Allowance for credit losses. The allowance for credit losses (ACL) represents management's estimate of expected losses inherent within the existing loan portfolio. The allowance for credit losses is increased by the provision for credit losses charged to expense and reduced by loans charged off, net of recoveries. The allowance for credit losses is determined based on management's assessment of several factors: reviews and evaluations of specific loans, changes in the nature and volume of the loan portfolio, current economic conditions, nonperforming loans, determination of acquired loans as purchase credit deteriorated, and reasonable and supportable forecasts. Loans are individually evaluated when they do not share risk characteristics with other loans in the respective pool. Loans evaluated individually are excluded from the collective evaluation. Management elected the collateral dependent practical expedient upon adoption of ASC 326. Expected credit losses on individually evaluated loans are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

Management utilizes a cohort methodology to determine the allowance for credit losses. This method identifies and captures the balance of a pool of loans with similar risk characteristics, as of a particular point in time to form a cohort, then tracks the respective losses generated by that cohort of loans over their remaining life. The cohorts track loan balances and historical loss experience since 2008, and management extends the look back period each quarter to capture all available data points in the historical loss rate calculation. The quantitative component of the ACL involves assumptions that require a significant level of estimation; these include historical losses as a predictor of future performance, appropriateness of selected delay periods, and the reasonableness of the portfolio segmentation.

A historical data set is expected to provide the best indication of future credit performance. Delay periods represent the amount of time it takes a cohort of loans to become seasoned, or incur sufficient attrition through pay downs, renewals, or charge-offs. Portfolio segmentation relates to the pooling of loans with similar risk characteristics, such as industry types, collateral, and consumer purpose. On an annual basis, in the first quarter, management performs a recalibration of the delay periods and portfolio segmentation to determine whether they are reasonable and appropriate based on the information available at that time.

Management considers qualitative adjustments to expected credit loss estimates for information not already captured in the loss estimation process. Where past performance may not be representative of future losses, loss rates are adjusted for qualitative and economic forecast factors. Management uses the peak three consecutive quarter net charge off rate to capture maximum potential volatility over the reasonable and supportable forecast period. Historical losses utilized in setting the qualitative factor ranges are anchored to 2008 and may be supplemented by peer information when needed. The qualitative factor ranges are recalibrated annually to capture recent behavior that is indicative of the credit profile of the current portfolio.

Qualitative factors include items, such as changes in lending policies or procedures, asset specific risks, and economic uncertainty in forward-looking forecasts. Economic indicators utilized in forecasting include unemployment rate, gross domestic product, housing starts, and interest rates. Management uses a two-year reasonable and supportable period across all loan segments to forecast economic conditions. Management believes the two-year time horizon aligns with available industry guidance and various forecasting sources. Economic forecast adjustments are overlaid onto historical loss rates. As such, reversion from forecast rates to historical loss rates is immediate.

The ACL and allowance for unfunded commitments were $48.3 million and $3.0 million, respectively at December 31, 2021, compared to $43.6 million and $3.4 million, respectively at December 31, 2020. The $4.7 million increase in the ACL was primarily attributable to the acquisition completed during 2021, offset by a reduction in our qualitative factors related to the COVID pandemic. The qualitative amount of the reserve increased $631 thousand to $14.3 million. The quantitative amount is $33.6 million compared to $29.9 million for the previous period. The $400 thousand decrease in the allowance for unfunded commitments was primarily a result of the removal of our COVID related qualitative factors.

Based on management’s analysis of the current portfolio, management believes the allowance is adequate.Changes in the financial condition of individual borrowers, economic conditions, historical loss experience, or the condition of the various markets in which collateral may be sold may affect the required level of the allowance for credit losses and the associated provision for credit losses. As management monitors these changes, as well as those factors discussed above, adjustments may be recorded to the allowance for credit losses and the associated provision for credit losses in the future.

#4

Allowance for Credit Losses

    The Corporation’s provision for credit losses decreased to $(6.6) million for the first quarter of 2022 as compared to $452 thousand for the same period in 2021. Net charge offs for the first quarter of 2022 were $1.2 million compared to $728 thousand for the same period of 2021. The negative provision for the quarter was the result of several factors. The first was the annual model recalibration. Each year, in the first quarter, management reviews each model variable to determine if adjustments are necessary to improve the model’s predictability. In the first quarter 2022 the delay periods were shortened to pick up more recent losses. Also, the qualitative factor maximum scorecard ranges for certain cohorts were reduced, which reduced the reserve. Secondly, management removed two qualitative factors that were deemed no longer applicable. The first was related to an acquisition, which management believed to have seasoned adequately that it was no longer warranted. The second was related to the CECL model and the related uncertainty. The uncertainty surrounded the newness of the model and potential regulatory scrutiny. Following two exam cycles, management elected to remove the factor. Also, during the quarter, historical loss rates continued to decline, which lowers the required reserve. The historical loss rate declined in most segments. Based on management’s analysis of the current portfolio, an evaluation that includes consideration of changes in CECL model assumptions of credit quality, economic conditions, and loan composition, management believes the allowance is adequate.